

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2017

John A. Kritzmacher
Chief Financial Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

> **Re:** **John Wiley & Sons, Inc.**
> **Form 10-K for the year ended April 30, 2016**
> **Filed June 29, 2016**
> **Form 8-K**
> **Filed December 7, 2016**
> **File No. 001-11507**

Dear Mr. Kritzmacher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed December 7, 2016

Unaudited Statements of Free Cash Flows

1. Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. See Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Amy Geddes at 202-551-3304 if you have questions regarding the comment on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Andrew Mew

For   Lyn Shenk
Branch Chief
Office of Transportation and Leisure